No Act

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010633

February 5, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2010

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 21, 2009

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Boeing by Jing Zhao. We also have received a letter from the proponent dated January 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The proposal requests that Boeing establish a committee with the responsibility to review and approve all policies and actions taken by Boeing that might affect human rights observance and provides that the committee "will follow the Universal Declaration of Human Rights."

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736
shareholderproposals@sec.gov
Cc: "Lohr, Michael F" <Michael.F.Lohr@boeing.com>,
"Vogelsperger, Gregory C" <Gregory.C.Vogelsperger@boeing.com>

Re: Shareholder Proposal Concerning Human Rights Committee for Inclusion in the Boeing 2010 Proxy Statement

Dear Sir or Madam,

I am surprised to read Boeing's December 21, 2009 letter to exclude my shareholder proposal concerning human rights committee. Their "bases for exclusion" are baseless.

In Part I, the letter says: "The concept of 'human rights' is inherently broad and subject to multiple and different interpretations."(p.3) "The Declaration is intentionally far-reaching and addresses a wide variety of topics that do not have any direct relevance to the Company's business."(p.4) However, they are not bases to reject a proposal of human rights concerns. In the time of globalization, giant companies, such as Boeing, encounter human rights issues everywhere in their business. Can Boeing claim "we will not follow American laws because American laws are inherently broad and subject to multiple and different interpretations, and American laws are intentionally far-reaching and addresses a wide variety of topics that do not have any direct relevance to the Company's business"? Later, the letter actually states: "The Company is committed to the highest standards of human rights."(p.6) This statement indicates that the Company clearly knows that its business is very much relevant to human rights.

The letter also says: "It is possible that the proponent selected the Declaration as the basis for his request because of his personal history" (p.4). It is a fact that my personal history testifies the severe violations of basic human rights listed in the Declaration (such as "Article 9: No one shall be subject to arbitrary arrest, detention or exile." "Article 13-2: Everyone has the right...... to return to his country." "Article 15-2: No one shall be arbitrarily deprived of his nationality". "Article 19: Everyone has the right to freedom of opinion and expression". "Article 20-1: Everyone has the right to freedom of peaceful assembly and association." "Article 21-3: The will of the people shall be the basis of the authority of government".) It is also a fact that many shareholders without the similar personal experience of mine have submitted similar proposals concerning human rights abuses in the world. The Boeing Company should not be exempt.

If "the proposal is inherently vague and indefinite and misleading" (p.2), how can Boeing claim "Boeing has substantially implemented the proposal" (p.5) in one same letter?

Furthermore, in Part II, the letter lists many irrelevant factors to my proposal concerning human rights, but it has not contents regarding international human rights concerns. Nowhere a reader can find from the letter that "the Company has consistently demonstrated a thorough commitment to human rights principles" (p.5). If "[t]he only discernible differences between the activities already undertaken by the Company in support of its commitment to human rights and the activities recommended in the Proposal is that the high-level, independent committee supporting the Company's human rights policies is not called a 'Human Rights Committee'" (p.7), why the Company does not trust and let shareholders to judge my proposal?

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2009



BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Human Rights Committee Submitted by Jing Zhao for Inclusion in The Boeing Company 2010 Proxy Statement

Dear Sir or Madam:

On October 21, 2009, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal (the "Proposal") from Jing Zhao (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement").

This letter serves to inform you that we intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (the "2010 Proxy Materials"). In Parts I and II below, we have set forth the reasons that we believe Boeing may omit the Proposal from the 2010 Proxy Materials on substantive grounds under the provisions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Act"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2010 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal, which is attached to this letter as **Exhibit A**, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

The Company presently intends to file its definitive 2010 Proxy Materials on March 12, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B.**


BOEING

THE PROPOSAL

The Proposal relates to a Human Rights Committee and states, in relevant part:

> *Therefore, be it resolved, that shareholders request that Boeing establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used. This Committee will follow the Universal Declaration of Human Rights and will include high-level officials of Boeing, and respected outside human rights experts (especially with knowledge of China's human rights situation) to help Boeing understand the human rights impacts of Boeing business abroad, especially in China.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14a-8(I)(3) BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires--this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;[1] [or]



- The company demonstrates objectively that a factual statement is materially false or misleading.

See the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B").

The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992).

The Proposal requests that the board of directors of the Company (the "Board") establish a "Human Rights Committee with responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used." Such a review in any country is an extensive, multi-faceted undertaking, and, based upon the limited guidance contained in the Proposal and Supporting Statement, stockholders will not be able to ascertain with any certainty the nature of the Committee's specific responsibilities. Further, any policy implemented by or action taken by the Committee could be significantly different from the policies and actions envisioned by the stockholders voting on the Proposal

The concept of "human rights" is inherently broad and subject to multiple and differing interpretations. The Proposal mandates that the Committee "will follow" the Universal Declaration of Human Rights (the "Declaration"),[2] but

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1 Thus, according to Legal Bulletin 14B, the Staff will make two inquiries: whether a proposal by itself is inherently vague or indefinite and whether a proposal, together with a supporting statement, is inherently vague and indefinite.

2 For the Staff's convenience, a copy of the Universal Declaration of Human Rights is included with this letter as **Exhibit C**.


BOEING

does not describe any substantive provisions of the Declaration. The Declaration is intentionally far-reaching and addresses a wide variety of topics that do not have any direct relevance to the Company's business. The Declaration contains 30 articles and addresses matters ranging from the right to life, liberty and security of person, to the presumption of innocence in a criminal proceeding, to the right to travel, to the right to an education, to the right of men and women to marry, to the right of persons to pursue employment, to the right of persons to participate in the cultural life of the community. Furthermore, none of these specific rights, nor any other provisions of the Declaration, are described in the Proposal, thereby making it essentially impossible for the Company and the Board to determine with any degree of certainty how to implement the Proposal or for stockholders to know what they are voting on. Most importantly, it is impossible for any private sector corporation, as opposed to a government, to implement most of, if not all of, the rights enumerated in the Declaration, such as the presumption of innocence or the right to marry. The Proposal makes no effort to explain how the Declaration could possibly be applied to Boeing and its business conduct. It is possible that the proponent selected the Declaration as the basis for his request because of his personal history, which is set forth in the Proposal and supporting statement, but that history does not constitute interpretive guidance as to how Boeing could implement the Proposal if adopted.

The Company believes that the Proposal is analogous to other proposals that the Staff has determined may be excluded from proxy materials under rule 14a-8(i)(3) on the basis that they are vague and indefinite and would therefore violate rule 14a-9. The Staff has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to abide by a set of third-party standards without describing the substantive provisions of the standards or guidelines. *See* e.g., *Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines); *Bank of America Corporation* (Feb. 2, 2009) (permitting exclusion of a proposal requesting an independent lead director where the standard of independence would be the standard set by the Council of Institutional Investors ("CII"), but the proposal did not adequately describe the substantive provisions of CII's standard).

In *Alcoa Inc.* (Dec. 24, 2002), the Staff agreed that the company could exclude as vague and indefinite a proposal that related to Alcoa committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards," and the body of the proposal did not specify with any reasonable certainly what the "human rights standards" were. In *Occidental Petroleum Corp.* (Mar. 8, 2002), the Staff agreed that the company may exclude a proposal that urged "the board of directors to adopt and implement a company-wide policy consistent with the Voluntary Principles on Security and Human Rights, including items contained in the proposal." While each of the proposals in Alcoa and Occidental Petroleum included a brief reference to relevant guidelines or standards, the referenced sources were so broad and extensive that stockholders would not have a reasonable understanding of what they were being asked to consider.

The Proposal is quite different from those that addressed the implementation of the U.S. Principles for Human Rights of Workers in China (e.g., Microsoft (Sept. 14, 2000) and Oracle Corp. (Aug. 15, 2000)). The China Principles are eleven precise principles that directly address business practices, covering matters such as no forced labor, fair wages and occupational safety. The Declaration, on the other hand, consists of 30 articles which address a wide variety of matters, many of which are wholly unrelated to business conduct—e.g., the right to life, liberty and security of person, the presumption of innocence in a criminal proceeding and the right to travel.



Similarly, the Proposal differs from those requesting that corporations "amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide" (Yahoo! Inc, Apr. 16, 2007) or to "amend Abbott's human rights policy to address the right to access to medicines and report to shareholders...." (Abbot Laboratories, Feb. 28, 2008). Neither of these proposals directed the Board or Committee to follow the principles of a document, such as the Declaration, which addressed numerous issues wholly unrelated to the business or practices of the issuer.

At its most basic level, the Proposal is asking the Company's stockholders to vote on a standard, without giving stockholders an adequate description of the substantive provisions of the Declaration's standards for human rights or describing how the Declaration's human rights principles should be applied by the Company. Moreover, as described in detail in Part II below, the Company has consistently demonstrated a thorough commitment to human rights principles, with high level committee oversight, and would not be able to determine reasonably the additional measures that should be taken in implementing the Proposal. Accordingly, the Proposal is vague, indefinite and not clearly presented.

The Company believes that stockholders considering the Proposal will be unable to understand with any reasonable certainty what they are being asked to vote on and that, if the Proposal was to be approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on rule 14a-8(i)(3).

II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-9(I)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Originally, the Staff narrowly interpreted the predecessor rule and granted no-action relief only when a proposal was "'fully' effected" by a company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091 (Aug. 16, 1983). Therefore, in 1983, the Commission adopted a revision to the predecessor rule to Rule 14a-8(i)(10) to permit the omission of proposals that had been "substantially implemented." Id. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 (May 21, 1998).


BOEING

The Staff has granted similar requests for no-action relief when the company could demonstrate that it had already established policies similar to those proposed and was already implementing and performance under the policy. *See*, for example, *Exxon Mobil Corp.* (Mar. 17, 2006) (proposal requesting that the company establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions in both production and products); *The Talbots, Inc.* (Apr. 5, 2002) (proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization ("ILO") standards); *The Gap, Inc.* (Mar. 16, 2001) (proposal requesting report on child labor practices of company's suppliers where company had established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with stockholders); *Kmart Corporation* (Feb. 23, 2000) (proposal requesting report on vendor standards and compliance programs).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(1)) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See e.g., Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masaco Corp.* (Mar. 29, 1999).

The Company is committed to the highest standards of human rights. The Proposal fails to acknowledge Boeing's publicly disclosed policies and well-defined procedures that are in place to enforce that commitment. Boeing has adopted a Code of Basic Working Conditions and Human Rights,[3] ethical business conduct policies for the Board and the Company's employees, and other ethics and compliance policies and procedures that apply to all of the Company's operations (together, the "Policies"). The Company's compliance with the Policies is enforced by the

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[3] A copy of Boeing's Code of Basic Working Conditions and Human Rights is included with this letter as **Exhibit D**.

Company's Office of Internal Governance (the "OIG"), and the Audit Committee has specific responsibilities to supervise the OIG's compliance activities in support of the Board's oversight role. The only discernible differences between the activities already undertaken by the Company in support of its commitment to human rights and the activities recommended in the Proposal is that the high-level, independent committee supporting the Company's human rights policies is not called a "Human Rights Committee" and that the relevant committee performs other functions for the Company.


BOEING

Boeing discusses in detail its policies and programs related to human rights in separate sections of its "About Us" homepage. The following sections summarize a few policies and programs currently employed by Boeing.

A. Code of Basic Working Conditions and Human Rights

Boeing publishes its Code of Basic Working Conditions and Human Rights in the "Culture" section of the "About Us" homepage. In the Code, Boeing expresses its commitment to the protection and advancement of human rights in its worldwide operations. Boeing explains its corporate principles, in the following seven areas:

- Freedom of Association – Boeing recognizes and respects employee rights to join or not join any lawful organization of their own choosing. Boeing is committed to complying with laws pertaining to freedom of association, privacy and collective bargaining.

- Environment, Health and Safety – Boeing is committed to providing employees with a safe and healthful workplace, protecting the environment wherever it conducts business and striving for excellence in safety, health and environment stewardship.

- Work Environment and Compensation – Boeing is committed to promoting a work environment that fosters communication, productivity, creativity, teamwork and employee engagement. As a global company, Boeing seeks to provide employees with compensation and benefits that are fair and equitable for the type of work and geographic location (local market) where the work is being performed, and competitive with other world-class companies.

- Hours of Work and Work Scheduling – Each Boeing organization establishes work shifts and schedules as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements.

- Expectation for its Suppliers – Boeing is committed to the highest standards of ethical and business conduct as it relates to the procurement of goods and services. Boeing's relationships with its third party providers, including its consultants and contract labor, are defined by contracts, which are based on lawful, ethical, fair and efficient practices.



- Forced Labor and Child Labor – Boeing believes that the employment relationship should be voluntary, and the terms of employment must comply with applicable laws and regulations. Boeing is therefore opposed to forced labor and child labor and is committed to complying with applicable laws prohibiting such exploitation.

The Company implements the principles outlined above through multiple policies and practices, and in a way that is consistent with the applicable legal, regulatory or other requirements of the jurisdictions in which Boeing operates. Further, as stated below, the principles outlined in these Policies are overseen by an independent committee of the Board and enforced by internal officers at very high levels of the Company's senior management.

B. Corporate Philanthropy Report

In Boeing's Corporate Philanthropy Report, which is accessible in the "Global Corporate Citizen" section of the "About Us" homepage, Boeing reports on its social sustainability initiatives. Boeing explains that through financial support, sharing of intellectual capital and the involvement of employees, Boeing is committed to addressing social issues and helping make the world and our collective futures more secure. Boeing accomplishes such initiatives through both Company-sponsored volunteerism and the Employees Community Fund, one of the largest employee-owned and managed funds of its kind in the world.

The Corporate Philanthropy Report is organized in sections according to Boeing's strategic community investment in the focus areas of education, environment, health and human services, art and culture and civic. The five focus areas, and Boeing's related objectives, are summarized in the Corporate Philanthropy Report as set forth below:

- Education – Every child has the potential to succeed. Investing in quality learning environments for children from birth to age five and in parent training and support ensures that children entering school are ready to learn. Once in school, students need highly trained teachers who can teach concepts as well as help students understand how their studies prepare them for work and life. In addition, investments in school leaders, who understand change, can motivate educators and encourage students to take their schoolwork seriously and ensure school systems are effective in preparing students for work and life beyond the classroom.


BOEING

- Environment – The importance of conserving and restoring our natural environment becomes clearer on a global scale every day. Educating and engaging the public about the role each citizen plays in their community's sustainability is vital to securing a healthy environment for future generations. Investing in community-based programs that teach residents how to care for natural resources, conserve energy and encourage participation in planning for sustainable development and protecting natural habitats is an important means to ensuring progress on these issues.

- Health and Human Services – Without the ability to earn a living wage, it is difficult for people to provide shelter, food and health care for their families. At the same time, illness and uneven access to quality health care keep many from looking for job training and other community programs to help them. Investments in innovative programs that promote economic self-sufficiency and improved health care access, as well as in those that improve the financial stability and efficiency of those program providers, are key to solving important community issues.

- Arts and Culture – The key to building participation in the arts and developing lifelong arts supporters is attracting new audiences and growing existing ones, as well as diversifying the body of artists in our communities and encouraging new voices. Arts participation is important because it leads us to experience ourselves and our community issues on stages, on canvases and in sculpture, allowing us to consider multiple ideas simultaneously and see things differently—all necessary qualities for effective problem-solving. The arts also are rejuvenating, providing an avenue for creating and experiencing beauty, which is vital to living a full complete life.

- Civic – Increasing public understanding of the issues and processes that affect our lives in turn increases engagement and informed discourse. When citizens are engaged, concerned and conversant on a variety of key community issues—such as the role of government, increasing access to health care and employment for all citizens, the quality of public education, the use of technology and the impact of globalization—the public will is more likely to be exercised for the benefit of the community.

The Corporate Philanthropy Report goes on to provide specific examples in each of these five focus areas of how Boeing's community partners are supporting positive change in communities around the world. For example, Boeing is working with United Way in Los Angeles, California to create a "Workforce Development Comprehensive Plan for 2007-2011" to improve the current and future workforce environment. The plan has laid out ambitious goals that it expects to achieve when the new strategy is fully realized. With oversight and approval from the United Way's board of directors, the Workforce Development Comprehensive Plan intends to (i) increase income levels of 10,000 working-poor residents by training them and placing them in better jobs with career paths by 2012, and (ii) increase income levels of participants in all programs by an average of 25 percent within two years from the end of their program. Another example cited in the Corporate Philanthropy Report includes Boeing's support for Habitat for Humanity programs in Central Africa, where it has provided grants to build, renovate or rehabilitate homes for more than 36 families since 2002. The Corporate Philanthropy Report also contains quantifiable information about the cash contributions Boeing has made to each of these focus areas. The Boeing Company's Corporate Philanthrophy Report goes on to provide specific examples of its activities in China, including its support of earthquake relief activities and science education projects.


BOEING

C. Oversight Role of Audit Committee and Office of Internal Governance

As stated above, the Company's Office of Internal Governance, or OIG, enforces the Policies and, together with the relevant Human Resources organizations within the Company, investigates any external complaints or questions related to the Company's implementation of the Policies. The Company's Board oversees OIG's activities in this area, and in support of this oversight function, the Board has delegated to the Company's Audit Committee the responsibility for receiving reports from OIG regarding the Company's compliance with the Policies. The reports delivered to the Audit Committee are typically provided by the Company's Senior Vice President, Office of Internal Governance, who reports directly to the Company's Chief Executive Officer, satisfying the Proposal's request that the review of the Company's policies include "high-level officials" of the Company. Further, as required by U.S. securities laws in connection with its other activities, the Audit Committee is comprised exclusively of directors who are independent of management.

As a result, the Company believes that it has already established "a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used." While, as set forth in Part I above of this letter, the Company believes the Proposal is inherently vague, the Company further believes that, if the Company were to interpret the Proposal in such a way as would render it feasible, the Company already fully implements those suggestions.

Based on the foregoing, the Company believes the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2010 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,


BOEING



Michael F. Luohr
Corporate Secretary

Enclosures

cc: Jing Zhao

Exhibit A

The Proposal



OCT 21 2009

*** FISMA & OMB Memorandum M-07-16 ***

October 12, 2009

The Boeing Company Corporate Office
The Office of Corporate Secretary
Attn: Corporate Secretary
100 North Riverside Plaza, 311A1, MC 5003-1001
Chicago, Illinois 60606-1596

Dear Sir/Madam,

Enclosed please find a stockholder proposal for inclusion in the proxy statement for the company's 2010 annual meeting of shareholders and TD Ameritrade letter of my Boeing stock ownership. I will continuously hold these shares for at least five years.

Should you have any questions, please contact *** FISMA & OMB Memorandum M-07-16 *** (H), *** FISMA & OMB Memorandum M-07-16 *** (Cell), or *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

SHAREHOLDER PROPOSAL FOR BOEING 2010 SHAREHOLDERS' MEETING

Human Rights Committee of Boeing Business in China

Whereas, mindful of the severe abuses of basic human rights by the Government of China to punish its people for expressing and exercising the free speech and free association rights (for example, I myself, born in Beijing and graduated from Tsinghua University in Beijing, was deprived of my Chinese citizenship in 1996 without any document), and

Whereas, taking into account the fact that U.S. laws prohibit the involvement of U.S. companies in major human rights abuses taking place in foreign nations, specifically in China,

Therefore, be it resolved, that shareholders request that Boeing establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business, or where its products and technologies are being sold or used. This Committee will follow the Universal Declaration of Human Rights and will include high-level officials of Boeing, and respected outside human rights experts (especially with knowledge of China's human rights situation) to help Boeing understand the human rights impacts of Boeing business abroad, especially in China.

AMERITRADE

200 Pringle Avenue, Suite 100, Walnut Creek, CA 94596

October 12, 2009

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade Account Number ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Dr. Zhao,

Please be advised that as of June 06, 2008 you have continuously held 80 shares of Boeing in your account.

Please email me again or call Client Services at 800-669-3900, if you have any questions regarding this matter.

Sincerely,



Erik Montelindo
Investment Consultant
TD Ameritrade – Walnut Creek Branch

Exhibit B

Additional Correspondence with the Proponent


BOEING

The Boeing Company
100 N Riverside
Chicago, IL 60606-1596
Telephone 312-544-2000

November 3, 2009

VIA OVERNIGHT COURIER

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***


BOEING

Re: Shareholder Proposal Regarding Human Rights - China

Dear Mr. Zhao:

On Wednesday, October 21, 2009, we received your shareholder proposal regarding human rights in China. I understand that you have been engaged in subsequent discussions with Rick Stephens, our Senior Vice President, Human Resources and Administration, with respect to the subject matter of your proposal. I hope you have found this dialogue productive, and we look forward to continuing our discussions with you.

The purpose of this letter however is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. While your proposal did include a written statement from the record holder, the letter did not indicate clearly that you held the requisite number of shares as of the date of the proposal and for the required period prior to that date.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure

November 6, 2009

Gregory C. Vogelsperger, Chief Counsel

The Boeing Company Corporate Office

The Office of Corporate Secretary

100 North Riverside Plaza, 311A1, MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Vogelsperger:

Thank you to contact me for your notice of November 3, 2009.

I think the October 12, 2009 TD Ameritrade letter stated that I "have continuously held 80 shares" since June 06, 2008. I purchased these shares at more than $6000 value and the value was always more than $2000 during that period. However, to avoid unnecessary disagreement, I went to TD Ameritrade again to obtain another letter. Enclosed please find a new TD Ameritrade letter of my Boeing stock ownership. I will continuously hold these shares for at least five years, through the date of the 2010 annul meeting of shareholders.

I thank you and Mr. Rick Stephens to communicate with me on this very important human rights issue for the company's business in China. I will write to him again and I look forward to further constructive discussions between the company and me.

Yours truly,



Jing Zhao

Enclosure: a new TD Ameritrade letter of Jing Zhao's stock ownership

TD AMERITRADE

200 Pringle Avenue, Suite 100, Walnut Creek, CA 94598 tdameritrade.com

November 6, 2009

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Please be advised that since June 6, 2008 you have continuously held 80 shares of Boeing in your account until November 6, 2009.

Please email me again or call Client Services at 800-669-3900, if you have any questions regarding this matter.

Sincerely,



Erik Montelinco
Investment Consultant
TD AMERITRADE – Walnut Creek Branch

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

Exhibit C

Universal Declaration of Human Rights


BOEING

Universal Declaration of Human Rights

Preamble

Whereas recognition of the inherent dignity and of the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world,

Whereas disregard and contempt for human rights have resulted in barbarous acts which have outraged the conscience of mankind, and the advent of a world in which human beings shall enjoy freedom of speech and belief and freedom from fear and want has been proclaimed as the highest aspiration of the common people,

Whereas it is essential, if man is not to be compelled to have recourse, as a last resort, to rebellion against tyranny and oppression, that human rights should be protected by the rule of law,

Whereas it is essential to promote the development of friendly relations between nations,

Whereas the peoples of the United Nations have in the Charter reaffirmed their faith in fundamental human rights, in the dignity and worth of the human person and in the equal rights of men and women and have determined to promote social progress and better standards of life in larger freedom,

Whereas Member States have pledged themselves to achieve, in cooperation with the United Nations, the promotion of universal respect for and observance of human rights and fundamental freedoms,

Whereas a common understanding of these rights and freedoms is of the greatest importance for the full realization of this pledge,

Now, therefore,

The General Assembly,

Proclaims this Universal Declaration of Human Rights as a common standard of achievement for all peoples and all nations, to the end that every individual and every organ of society, keeping this Declaration constantly in mind, shall strive by teaching and education to promote respect for these rights and freedoms and by progressive measures, national and international, to secure their universal and effective recognition and observance, both among the peoples of Member States themselves and among the peoples of territories under their jurisdiction.

Article I

All human beings are born free and equal in dignity and rights. They are endowed with reason and conscience and should act towards one another in a spirit of brotherhood.

Article 2

Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status. Furthermore, no distinction shall be made on the basis of the political, jurisdictional or international status of the country or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any other limitation of sovereignty.

Article 3

Everyone has the right to life, liberty and security of person.

Article 4

No one shall be held in slavery or servitude; slavery and the slave trade shall be prohibited in all their forms.

Article 5

No one shall be subjected to torture or to cruel, inhuman or degrading treatment or punishment.

Article 6

Everyone has the right to recognition everywhere as a person before the law.

Article 7

All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any discrimination in violation of this Declaration and against any incitement to such discrimination.

Article 8

Everyone has the right to an effective remedy by the competent national tribunals for acts violating the fundamental rights granted him by the constitution or by law.

Article 9

No one shall be subjected to arbitrary arrest, detention or exile.

Article 10

Everyone is entitled in full equality to a fair and public hearing by an independent and impartial tribunal, in the determination of his rights and obligations and of any criminal charge against him.

Article 11

1. Everyone charged with a penal offence has the right to be presumed innocent until proved guilty according to law in a public trial at which he has had all the guarantees necessary for his defence.
2. No one shall be held guilty of any penal offence on account of any act or omission which did not constitute a penal offence, under national or international law, at the time when it was committed. Nor shall a heavier

penalty be imposed than the one that was applicable at the time the penal offence was committed.

Article 12

No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, nor to attacks upon his honour and reputation. Everyone has the right to the protection of the law against such interference or attacks.

Article 13

1. Everyone has the right to freedom of movement and residence within the borders of each State.
2. Everyone has the right to leave any country, including his own, and to return to his country.

Article 14

1. Everyone has the right to seek and to enjoy in other countries asylum from persecution.
2. This right may not be invoked in the case of prosecutions genuinely arising from non-political crimes or from acts contrary to the purposes and principles of the United Nations.

Article 15

1. Everyone has the right to a nationality.
2. No one shall be arbitrarily deprived of his nationality nor denied the right to change his nationality.

Article 16

1. Men and women of full age, without any limitation due to race, nationality or religion, have the right to marry and to found a family. They are entitled to equal rights as to marriage, during marriage and at its dissolution.
2. Marriage shall be entered into only with the free and full consent of the intending spouses.
3. The family is the natural and fundamental group unit of society and is entitled to protection by society and the State.

Article 17

1. Everyone has the right to own property alone as well as in association with others.
2. No one shall be arbitrarily deprived of his property.

Article 18

Everyone has the right to freedom of thought, conscience and religion; this right includes freedom to change his religion or belief, and freedom, either alone or in community with others and in public or private, to manifest his religion or belief in teaching, practice, worship and observance.

Article 19

Everyone has the right to freedom of opinion and expression; this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers.

Article 20

1. Everyone has the right to freedom of peaceful assembly and association.
2. No one may be compelled to belong to an association.

Article 21

1. Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
2. Everyone has the right to equal access to public service in his country.
3. The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

Article 22

Everyone, as a member of society, has the right to social security and is entitled to realization, through national effort and international co-operation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and the free development of his personality.

Article 23

1. Everyone has the right to work, to free choice of employment, to just and favourable conditions of work and to protection against unemployment.
2. Everyone, without any discrimination, has the right to equal pay for equal work.
3. Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection.
4. Everyone has the right to form and to join trade unions for the protection of his interests.

Article 24

Everyone has the right to rest and leisure, including reasonable limitation of working hours and periodic holidays with pay.

Article 25

1. Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control.
2. Motherhood and childhood are entitled to special care and assistance. All children, whether born in or out of wedlock, shall enjoy the same social protection.

Article 26

1. Everyone has the right to education. Education shall be free, at least in the elementary and fundamental stages. Elementary education shall be compulsory. Technical and professional education shall be made generally available and higher education shall be equally accessible to all on the basis of merit.
2. Education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms. It shall promote understanding, tolerance and friendship among all nations, racial or religious groups, and shall further the activities of the United Nations for the maintenance of peace.
3. Parents have a prior right to choose the kind of education that shall be given to their children.

Article 27

1. Everyone has the right freely to participate in the cultural life of the community, to enjoy the arts and to share in scientific advancement and its benefits.

2. Everyone has the right to the protection of the moral and material interests resulting from any scientific, literary or artistic production of which he is the author.

Article 28

Everyone is entitled to a social and international order in which the rights and freedoms set forth in this Declaration can be fully realized.

Article 29

1. Everyone has duties to the community in which alone the free and full development of his personality is possible.
2. In the exercise of his rights and freedoms, everyone shall be subject only to such limitations as are determined by law solely for the purpose of securing due recognition and respect for the rights and freedoms of others and of meeting the just requirements of morality, public order and the general welfare in a democratic society.
3. These rights and freedoms may in no case be exercised contrary to the purposes and principles of the United Nations.

Article 30

Nothing in this Declaration may be interpreted as implying for any State, group or person any right to engage in any activity or to perform any act aimed at the destruction of any of the rights and freedoms set forth herein.

Exhibit D

Boeing's Code of Basic Working Conditions and Human Rights


BOEING



Culture

The Boeing Company Code of Basic Working Conditions and Human Rights

This Code of Basic Working Conditions and Human Rights represents the commitment of The Boeing Company to fundamental standards that make Boeing a good place to work.

People are Boeing's most vital asset. The individual and collective contributions of Boeing people at all levels are essential to the success of the Company. In recognition of this, Boeing has developed policies and practices designed to assure that our employees enjoy the protections afforded by the concepts set forth in this Code.

Boeing is committed to the protection and advancement of human rights in its worldwide operations, and the concepts in this Code are generally derived from Boeing policies and practices already in place, but which have not previously been summarized in a single document. While parts of this Code reflect our review of working standards and human rights concepts advanced by other groups, such as the International Labor Organization, the Universal Declaration of Human Rights, and the Global Sullivan Principles, this Code represents Boeing's statement of its own standards on these subjects, rather than those of a third party.

Boeing's worldwide operations take place in an increasingly diverse universe, so circumstances can arise where legal, regulatory or other requirements may necessitate applying or interpreting this Code in ways that assure compliance with applicable local law. In any event, however, we believe that the concepts in this Code represent important fundamental values that should underlie all aspects of the employment relationship.

NON DISCRIMINATION AND HARASSMENT

It is the policy of The Boeing Company to attract and retain the best qualified people available without regard to race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, or veteran status. Our nondiscrimination policy applies to applicants as well as employees and covers all terms and conditions of employment, including recruiting, hiring, transfers, promotions, terminations, compensation and benefits. Discrimination or harassment based on any of the above factors is prohibited, as is retaliation against a person who has made a complaint or given information regarding possible violations of this policy.

FREEDOM OF ASSOCIATION

We recognize and respect employee rights to join or not join any lawful organization of their own choosing. We are committed to complying with laws pertaining to freedom of association, privacy and collective bargaining.

ENVIRONMENT, HEALTH AND SAFETY

We are committed to providing employees with a safe and healthful workplace, protecting the environment wherever we conduct business and striving for excellence in safety, health and environment stewardship.

WORK ENVIRONMENT AND COMPENSATION

We are committed to promoting a work environment that fosters communication, productivity, creativity, teamwork, and employee engagement. As a global company, we seek to provide employees with compensation and benefits that are fair and equitable for the type of work and geographic location (local market) where the work is being performed, and competitive with other world-class companies.

HOURS OF WORK AND WORK SCHEDULING

Each Boeing organization establishes work shifts and schedules as appropriate to meet business needs and to comply with applicable laws and/or collective bargaining agreements.

EXPECTATIONS FOR OUR SUPPLIERS

We are committed to the highest standards of ethical and business conduct as it relates to the procurement of goods and services. Our relationships with our third party providers, including our consultants and contract labor, are defined by contracts, which are based on lawful, ethical, fair, and efficient practices.

FORCED LABOR AND CHILD LABOR

Boeing believes that the employment relationship should be voluntary, and the terms of employment must comply with applicable laws and regulations. We are therefore opposed to forced labor and child labor and are committed to complying with applicable laws prohibiting such exploitation.

We will inform our employees about this Code, and we will also encourage the partners and suppliers in our worldwide supply chain to adopt and enforce concepts similar to those in this Code. Employees who believe there may have been a violation of this Code should report it through established channels, and no retaliatory action will be tolerated against anyone who comes forward to raise genuine concerns about possible violations of this Code. Boeing may conduct assessments, as needed, to measure compliance related to the above commitments, using systems and processes it chooses.

Boeing is an equal opportunity employer. Applicant Privacy